Billion Group Holdings Limited

Unit 502, 20-20A, Chung Ying Building,
Connaught Road West, Sheung Wan, Hong Kong
+852 3568 7452

VIA EDGAR

February 27, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re: Billion Group Holdings Limited

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-289934

Dear SEC Officers:

On August 29, 2025, Billion Group Holdings Limited, a Cayman Islands company (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-289934) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the "Commission”). The Registration Statement subsequently became effective on November 17, 2025.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement as, in accordance with Rule 413(a) under the Securities Act, it intends to file a new registration statement on F-1 relating to the contemplated public offering to increase the number of securities currently registered under the Registration Statement at this time. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the Company's counsel at (1) 929-989-7572 or kyleleung@concordsage.com if you have any questions regarding this request for withdrawal.

Very truly yours,

Billion Group Holdings Limited

/s/ Chan Bun
Chan Bun

cc:	Concord & Sage PC
DeMint Law, PLLC